EXHIBIT 99.5


September 7, 2005


Mr. Terry L. Haines
President and Chief Executive Officer
A. Schulman, Inc.
3550 West Market Street
Akron, Ohio 44333

Dear Terry:

I appreciate you coming to meet with us in our offices with your counsel on July 20, 2005.

As you know, we were disappointed to learn during our meeting that you had not returned telephone calls that you had received from parties interested in exploring with you, on an amicable basis, potential transactions involving A. Schulman, Inc.

Despite assurances that you and your counsel provided to us to the contrary, we understand that since our meeting you have refused to meet with parties interested in presenting strategic transactions for consideration by you and the Board of Directors. As one of the Company's largest stockholders, we are extremely concerned by this and hope that you and the other members of the Company's Board will thoroughly explore all possible options to improve shareholder value.

As you know, we are interested in helping the Company and its Board maximize shareholder value for the benefit of all of its stockholders and would be glad to provide whatever assistance we can in this regard.

Sincerely,



James A. Mitarotonda


cc:   Robert Stefanko
      Willard R. Holland
      Peggy Miller
      John B. Yasinsky
      James S. Marlen
      Ernest J. Novak, Jr.
      Paul Craig Roberts
      James A. Karman
      Joseph M. Gingo